FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Audited Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	Acuity Brands, Inc. Plan Administrator

Date: June 30, 2008	By:	/s/ Vernon J. Nagel
	Name:	Vernon J. Nagel
	Title:	Chairman, President and Chief Executive Officer

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedule

At December 31, 2007 and 2006 and for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc 401(k) Plan, Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 25, 2008

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2007

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust at Fair Value	Participant Loans	Excess Contributions Payable	Net Assets at Fair Value	Valuation Adjustment*	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
033	Acuity Brands, Inc.
	401(k) Plan	$227,227	$464,760	$199,243,805	$2,595,740	$(3,731)	$202,527,801	$(404,908)	$202,122,893	85.2%
067	Acuity Lighting Group, Inc.
	401(k) Plan for Hourly Employees	479	6,144	2,588,217	103,679	—	2,698,519	(6,966)	2,691,553	1.1%
069	Holophane Division of Acuity
	Lighting Group 401(k) Plan for Hourly Employees	6,432	6,953	10,877,528	401,553	—	11,292,466	(28,016)	11,264,450	4.8%
070	Holophane Division of Acuity
	Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	21,091	27,248	20,269,106	819,313	—	21,136,758	(100,169)	21,036,589	8.9%

See accompanying notes.

* Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2006

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust at Fair Value	Participant Loans	Excess Contributions Payable	Net Assets at Fair Value	Valuation Adjustment*	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
033	Acuity Brands, Inc.
	401(k) Plan	$216,641	$490,050	$186,211,548	$2,573,682	$(141,706)	$189,350,215	$374,409	$189,724,624	46.6%
067	Acuity Lighting Group, Inc.
	401(k) Plan for Hourly Employees	566	4,096	2,325,371	69,804	—	2,399,837	6,093	2,405,930	0.6%
069	Holophane Division of Acuity
	Lighting Group 401(k) Plan for Hourly Employees	5,109	5,267	10,288,440	418,024	—	10,716,840	31,381	10,748,221	2.6%
070	Holophane Division of Acuity
	Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	10,339	12,969	18,503,759	793,556	—	19,320,623	101,734	19,422,357	4.6%

See accompanying notes.

* Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Plan No.	Plan Name	Net Assets Available for Benefits at December 31, 2006	Employer Contributions	Participant Contributions	Benefit Payments	Net Investment Gain from Acuity DC Trust	Plan Transfers, net	Net Assets Available for Benefits at December 31, 2007
033	Acuity Brands, Inc.
	401(k) Plan	$189,724,624	$4,282,761	$12,164,159	$(14,823,631)	$13,278,932	$(2,503,952)	$202,122,893
067	Acuity Lighting Group, Inc.
	401(k) Plan for Hourly Employees	2,405,930	32,681	335,886	(241,399)	163,652	(5,197)	2,691,553
069	Holophane Division of Acuity
	Lighting Group 401(k) Plan for Hourly Employees	10,748,221	328,717	337,942	(887,721)	737,291	—	11,264,450
070	Holophane Division of Acuity
	Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	19,422,357	625,981	688,009	(893,209)	1,193,451	—	21,036,589

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements

December 31, 2007

1. Description of the Plans

General

The financial position of selected Acuity Brands, Inc. (the “Company”, the “Employer” or “Acuity Brands”) 401(k) and Retirement Plans (the “Plans”) is included in the accompanying financial statements. The assets of the Plans, with the exception of participant loans, are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust” or the “Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Effective October 31, 2007, Acuity Brands completed the spin off of its specialty products business, Zep Inc., by distributing all of the shares of Zep common stock to the Company’s stockholders. As a result of the spin off, all amounts related to the Acuity Specialty Products 401(k) Plan have been removed from the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for 2006 and 2007. The spin off resulted in the following plan amendments:

The Acuity Specialty Products 401(k) Plan changed the name of the Plan to Zep Inc. 401(k) Plan, added a Zep Inc. common stock fund and transferred the assets and liabilities of certain corporate employees transferring from the Acuity Brands, Inc. 401(k) Plan. Effective October 31, 2007, the Zep Inc. 401(k) Plan is not included in the Acuity DC Trust.

The Acuity Brands, Inc. 401(k) Plan added a Zep Inc. common stock fund effective October 31, 2007 and transferred the assets and liabilities of certain corporate employees transferring to Zep Inc. to the Zep Inc. 401(k) Plan.

The Acuity Lighting Group, Inc. 401(k) Plan, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees and Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement added a Zep Inc. common stock fund effective October 31, 2007.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.

Employees have immediate eligibility upon attaining the age requirement. The Plans further provide that forfeitures of future Employer contributions may be used to pay plan administrative expenses or employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of a segment of the Company’s business, plan participants shall automatically become fully vested in Employer contributions upon full or partial plan termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years and residential loans must be repaid within ten years.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Loans (continued)

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Administration

Administration of the Plans is the responsibility of the Company’s investment committee, which is designated by the Chairman, President, and Chief Executive Officer of Acuity Brands. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2007.

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide the Company the right to discontinue contributions or to terminate the Plans at any time.

In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Investment in Parties-In-Interest Common Stock

As of December 31, 2007 and 2006, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity Brands was 3.3% and 5.4% respectively.

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan	1% to 25% of compensation

Matching contribution of 60% of the first 6% of participant compensation.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date, are made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation

Plan provides that the matching contribution for hourly employees of Hydrel and Lithonia will be equal to 25% of the first 15% of an employee’s compensation.

Teamsters Local Union 673 – Midwest Regional Warehouse employees received an employer contribution equal to $0.08 for each hour for which they were paid during 2007, regardless of whether they made employee deferrals to the plan.

Employees at all other locations participating in the plan do not receive an employer contribution.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy (continued)

Plan Name	Participant Contributions	Employer Contributions

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	1% to 25% of compensation

Employees of Holophane at Utica, Ohio hired on or after December 1, 2001 – 50% of participant contribution up to 6% of compensation.

Employees of Metal Optics – 50% of participant contribution up to 6% of compensation.

All other employees of Holophane – 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation

IBEW Local 1853 – Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Employees hired prior to December 16, 2001 receive match of 30% of 5%, plus basic 5% of compensation. Employees hired on or after December 16, 2001 will receive a matching contribution of 50% of the first 6% of employee compensation.

AFGWU Local Nos. 4, 105 and 525 – Effective August 8, 2007, for employees hired prior to August 5, 2002, 30% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Employees hired on or after August 5, 2002 receive a matching contribution of 60% of the first 6% of employee deferrals. Prior to August 8, 2007, for employees hired prior to August 5, 2002, 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Employees hired on or after August 5, 2002 will receive a matching contribution of 50% of the first 6% of employee compensation.

UAW Local 1876 – 25% of the first 6% of compensation. Additional basic contribution of 4.5% of annual compensation. Effective March 10, 2002, the plant that employed the UAW Local 1876 members was closed and all employees were either terminated or transferred to another facility. The plan was amended effective March 10, 2002 to fully vest the accounts of all active UAW Local 1876 participants.

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Trust, including guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices in an active market, quoted redemption values, or as determined by the

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments (continued)

Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

The Acuity DC Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) as part of the Stable Value Fund. The synthetic GICs each hold a diversified portfolio of investment contracts backed by high-quality bonds including corporate bonds, mortgage-backed securities, asset-backed securities, government securities, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds are held in the name of the Trust. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by FSP AAG INV-1 and SOP 94-4-1, the investments in synthetic GICs deemed to be fully benefit responsive are presented at fair value on the Statements of Net Assets Available for Benefits in the column Plan Interest in Acuity DC Trust. An adjustment column has also been included in the Statements of Net Assets Available for Benefits so that ending Net Assets Available for Benefits are recorded at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the bonds being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the plans to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the plans’ sponsor or other plans’ sponsor events which cause a significant withdrawal from the plans or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the plans’ ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 5.00% and 5.12% at December 31, 2007 and 2006, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 4.99% and 5.11% at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the fair values of the underlying assets of the synthetic GICs were $55,127,633 and $94,597,152, respectively, and the values of the book valuation adjustments included in the Trust were ($540,059) and $966,766.

	12/31/07	12/31/06
Ratio of Year-End Market Value Yield to Investments (at fair value)	5.404%	5.108%
Ratio of Year-End Crediting Rate to Investments (at fair value)	4.943%	5.166%

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Acuity DC Trust

The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributed among all plans, in proportion to the fair value of the

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust. As a result of the spin off discussed in Note 1, Description of the Plans, the Acuity DC Trust net assets for 2007 exclude the Acuity Specialty Products 401(k) Plan net assets. The fair value or contract value, which approximates fair value, of net assets of the Acuity DC Trust is presented below as of December 31, 2007 and 2006.

		Plans’ Percentage Interest
	2007 Value	Plan No. 033	Plan No. 067	Plan No. 069	Plan No. 070
Mutual Funds
Vanguard S & P Index	$30,780,806	89.68%	1.64%	3.54%	5.14%
American Century Equity Income	18,360,054	89.42%	0.60%	5.10%	4.88%
T. Rowe Price Mid Cap Growth	17,607,952	82.98%	0.65%	6.32%	10.05%
Templeton Foreign	14,592,732	92.51%	0.35%	3.40%	3.74%
CRM Mid Cap Value	11,969,491	92.13%	0.39%	3.80%	3.68%
Vanguard Explorer	9,585,962	85.07%	1.36%	5.21%	8.35%
T Rowe Price Growth Stock	8,631,258	85.24%	1.15%	5.16%	8.45%
Northern Small Cap Value	6,675,302	90.40%	0.73%	5.40%	3.48%
IDA Non-cash Securities	5,181,944	92.47%	0.00%	2.45%	5.08%
SSGA Money Market	1,858,962	95.61%	0.00%	0.44%	3.95%
Janus Small Cap Value	—	—	—	—	—
Wells Fargo Large Co Growth	—	—	—	—	—

Total Mutual Funds	125,244,463
Common Stock
Zep Stock Fund Frozen	956,656	92.30%	1.24%	4.18%	2.28%
Acuity Brands Stock A	7,695,720	93.15%	1.51%	3.45%	1.89%

Total Common Stock	8,652,376
Common/Collective Trusts
Dow Jones Target Today Fund	4,081,553	74.27%	1.86%	11.31%	12.56%
Dow Jones Target 2025 Fund	18,302,162	90.84%	1.79%	3.01%	4.36%
Dow Jones Target 2045 Fund	4,122,911	86.49%	0.72%	7.91%	4.87%
Dow Jones Target 2015 Fund	3,845,072	88.75%	1.86%	3.07%	6.32%
Dow Jones Target 2035 Fund	5,992,723	85.79%	1.41%	7.81%	4.99%
SSGA Bond Index	6,081,570	92.58%	0.54%	3.00%	3.89%

Total Common/Collective Trusts	42,425,991
103-12 Investment Entities
INVESCO Stable Value	55,127,633	74.97%	1.29%	5.19%	18.55%
U.S. Government Securities	—
Cash equivalents	1,413,032

Total Investments	232,863,495
Accrued Investment Income	130,726
Adjustments for pending trades	49,786

Total Assets	233,044,007
Accrued expenses and other	(65,352)

Net Assets at fair value	232,978,655
Valuation Adjustment	(540,059)

Net Assets of the Acuity DC Trust	$232,438,596

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2006 Value	Plan No. 033	Plan No. 067	Plan No. 069	Plan No. 070
Mutual Funds
Vanguard S & P Index	$54,361,811	53.43%	0.82%	1.96%	2.71%
American Century Equity Income	33,712,213	52.09%	0.31%	2.52%	2.56%
T. Rowe Price Mid Cap Growth	22,427,916	52.22%	0.39%	4.49%	6.06%
Templeton Foreign	22,439,207	44.63%	0.33%	1.61%	1.69%
CRM Mid Cap Value	18,625,839	54.98%	0.41%	1.87%	1.98%
Vanguard Explorer	18,369,911	48.78%	0.46%	2.81%	3.88%
T Rowe Price Growth Stock	—	—	—	—	—
Northern Small Cap Value	—	—	—	—	—
IDA Non-cash Securities	12,086,591	40.54%	0.00%	0.85%	2.20%
SSGA Money Market	2,231,700	44.49%	0.00%	0.35%	1.20%
Janus Small Cap Value	15,926,792	55.83%	0.41%	2.12%	1.49%
Wells Fargo Large Co Growth	12,911,401	45.65%	0.68%	3.14%	4.51%

Total Mutual Funds	213,093,381
Common Stock
Zep Stock Fund Frozen	—	—	—	—	—
Acuity Brands Stock A	21,978,053	34.58%	0.59%	1.70%	0.71%

Total Common Stock	21,978,053
Common/Collective Trusts
Dow Jones Target Today Fund	5,554,478	52.68%	0.74%	7.38%	6.76%
Dow Jones Target 2025 Fund	34,549,878	43.85%	0.94%	1.21%	2.05%
Dow Jones Target 2045 Fund	5,734,642	52.26%	0.44%	4.74%	3.02%
Dow Jones Target 2015 Fund	4,738,038	48.18%	1.25%	2.35%	4.39%
Dow Jones Target 2035 Fund	7,418,329	58.65%	0.95%	5.30%	3.70%
SSGA Bond Index	9,384,850	55.60%	0.42%	1.85%	2.08%

Total Common/Collective Trusts	67,380,215
103-12 Investment Entities
INVESCO Stable Value	92,572,365	38.73%	0.63%	3.25%	10.52%

U.S. Government Securities	1,942,611
Cash equivalents	2,514,832

Total Investments	399,481,457
Accrued Investment Income	10,904
Adjustments for pending trades	(187,621)

Total Assets	399,304,740
Accrued expenses and other	(36,767)

Net Assets at fair value	399,267,973
Valuation Adjustment	966,766

Net Assets of the Acuity DC Trust	$400,234,739

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

The following investments are the components of the synthetic GICs:

DC Plans Master Trust Stable Value Fund

Contract Issuer	Security	2007 Fair Value	2007 Valuation Adjustment	2007 Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$7,097,505	$(63,322)	$7,034,183

Monumental	IGT MxMgr Core	8,434,056	(6,566)	8,427,490
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	13,334,598	(164,087)	13,170,511

Rabobank Nederland	IGT MxMGR Int G/C	9,883,703	(120,757)	9,762,946
State Street Bank	IGT INVESCO Short Term Bond	6,437,095	(55,694)	6,381,401

UBS AG	IGT MxMGR Int G/C	9,940,676	(129,633)	9,811,043

Subtotal		$55,127,633	$(540,059)	$54,587,574

Cash
State Street Bank	Cash	1,354,905	—	1,354,905

Total		$56,482,538	$(540,059)	$55,942,479

Contract Issuer	Security	2006 Fair Value	2006 Valuation Adjustment	2006 Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$13,472,828	$128,819	$13,601,647
IXIS Financial	IGT INVESCO AAA ABS	22,012,495	44,711	22,057,206
Monumental	IGT MxMgr Core	14,752,814	125,414	14,878,228
Rabobank Nederland	IGT MxMGR Int G/C	16,677,887	278,600	16,956,487
State Street Bank	IGT INVESCO Short Term Bond	8,287,733	98,634	8,386,367
UBS AG	IGT MxMGR Int G/C	17,368,608	260,023	17,628,631

Subtotal		92,572,365	936,201	93,508,566

Government Securities:
State Street Bank	US Treasury Note	1,942,611	30,565	1,973,176

Cash
State Street Bank	Cash	1,998,667	—	1,998,667
State Street Bank	Cash	82,176	—	82,176

Subtotal		2,080,843	—	2,080,843

Total		$96,595,819	$966,766	$97,562,585

Investment results of the Acuity DC Trust for the year ended December 31, 2007 are as follows:

Interest income	$4,146,791
Net depreciation in fair value of common stock (quoted market prices)	(320,538)
Net realized gain from common/collective trust funds (quoted redemption values)	6,352,025
Net realized gain from mutual funds (quoted market prices)	22,344,123

Investment Results	$32,522,401

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

4. Income Tax Status

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related Trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended and/or restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The plan sponsor indicated that it will take the necessary steps, if any, to bring the Plans’ operations into compliance with the Code.

5. Benefits Payable

The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2007	2006
033	Acuity Brands, Inc. 401(k) Plan	$111,133	$57,823
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	—	184
069	Holophane Division of Acuity Brands Lighting Group 401(k) Plan for Hourly Employees	—	20,210

These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statement (contract value) and Form 5500 (fair value) in the amount of $(540,059). The Form 5500 has not yet been finalized. As such, the differences may vary. However, these differences are not expected to be material.

6. Excess Contributions Payable

Subsequent to December 31, 2007, certain 2007 participant contributions in the amount of $8,256 were deemed to be excess contributions under the Code. Contributions totaling $3,731 were refunded to plan participants on February 26, 2008. The remaining $4,525 was not refunded to the plan participants by the ascribed deadline and will remain in the plan as required by the Code. For December 31, 2007 and 2006, liabilities for excess contributions were $3,731 and $141,706, respectively.

7. Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. New Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“FAS 157”), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plans’ financial statements.

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	5.00% to 11.75% (various maturity dates)	$2,595,740
Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	5.00% to 9.25% (various maturity dates)	103,679
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	069	58-2632672	Participant Loans	5.00% to 9.50% (various maturity dates)	401,553
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	5.00% to 9.50% (various maturity dates)	819,313

* Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.